MAIL STOP 3561


      	June 30, 2005

Mr. Yale Farar, President
Rokwader, Inc.
23950 Craftsman Road
Calabasas, CA  91302

      Re:	Rokwader, Inc.
   Registration Statement on Form SB-2
   File No. 333-125314
		Filed May 27, 2005

Dear Mr. Farar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Prospectus Cover Page
2. In the first paragraph, please clarify that you will offer your shares at a "fixed" price of $0.75 per share.

3. Please identify yourself on the cover page as a "blank check company" and that the offering will be conducted in compliance with
Rule 419 of Regulation C.
4. Please disclose any minimum purchase requirements as required by
Item 501(a)(9)(iii) of Regulation S-B.

Prospectus Summary, page 1
5. You state under "Principal Terms of the Offering" that none of your management or promoters will purchase any of the 100,000 shares.
Please also indicate whether affiliates of the same will purchase.
6. Please clarify under "Offering Conducted in Compliance with
Rule
419" that if an investor does not make a decision within 45 days, the escrowed funds will be returned within 5 business days, as required by Item 419(e)(2)(ii) of Regulation C, and that if you do not complete an acquisition within 18 months from the date of effectiveness, then the funds plus interest will be returned to investors within 5 business days, as required by Item 419(e)(2)(iv)
of Regulation C.
7. We note the references under "Limited State Registration" to resales by shareholders purchasing in this offering. Please explain in light of Rule 419(b)(3) of Regulation C requiring the deposit of securities into the escrow or trust account and which further provides that "no transfer or other disposition of securities held in the escrow or trust account ... shall be permitted other than by will or the laws of descent and distribution."
8. Under "Summary Financial Information," please disclose that your auditors have expressed "substantial doubt as to your ability to continue as a going concern."

Risk Factors, page 4
9. Risk factor one appears to discuss multiple risks, including
(1)
the level of control to be exercised by management; (2) management`s pecuniary interest versus fiduciary duty; and (3) prior shell company activity of management. Please discuss each risk in a separate risk factor. In this regard, we note that prior shell activity is addressed in risk factor two.
10. In risk factor two, please identify your officers and directors that have had prior shell company experience. Identify the shell companies and indicate their current operating status.
11. Risk factor 5 does not appear to be a material risk to investors.
Please explain the risk or remove.
12. Clarify in risk factor 11 whether your officers and directors will likely resign upon consummation of a business combination.

Rights of Protections Under the Terms and Provisions of the Escrow Agreement, page 9
13. Please disclose the interest rate for the funds in escrow. Provide similar disclosure in the plan of distribution section.
14. Clarify in the third paragraph of this section that if the offering is not successful, the funds will be promptly returned to investors.
Use of Proceeds, page 10
15. As appropriate, please expand the use of proceeds table to discuss the following: legal, accounting and other expenses attendant to due diligence investigations, structuring and negotiating of a business combination; due diligence of prospective target businesses;
legal and accounting fees relating to SEC reporting obligations; and working capital to cover miscellaneous expenses. List each in their order of priority and indicate the amount expected to be allocated on a line item basis.
16. We note your disclosure that you do not presently intend to request the release of funds but that you may reconsider this position in the future. Please revise to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation
S-K for guidance. Also, this would appear to be a material change in the offering that would require the filing of a post-effective amendment. Please revise the disclosure accordingly.
17. Please disclose the total amount of the offering expenses and indicate the amount of cash on hand as of the most recent practicable date. We note that expenses in excess of your currently available funds will be advanced by management. We also note on page 12 that management has orally agreed to such an advance. Please clarify this fact and advise as to the enforceability of this oral agreement.
18. You disclose on page 11 that total legal fees for a standard business combination are approximately $150,000. Please advise why you are only raising $75,000 if you estimate legal expenses associated with the business combination to be $150,000 and estimate expenses associated with this offering at $100,000.
19. We also note reference on page 13 to any "limited additional capital" you may have to be used in attracting a business combination. Please explain this reference in light of the significant offering expenses mentioned above.

20. You state that management may consider potential target business among its business associates. Please identify these "business associates."

Description of Business, page 12
21. Reference is made to the third paragraph on page 13 beginning with "None of our officers or directors has had any preliminary contact or discussions...."  If true, please revise this sentence to
also include "affiliates thereof."
22. Under "Evaluation of Business Combinations" on page 13, you state that management will concentrate on preliminary business combinations which may be brought to their attention by "present associations." Please identify "present associations." Also, please disclose whether you have had any discussions, negotiations or agreements, preliminary or otherwise, with any "present associations" or other third parties to help you find a target company. Also, disclose whether any affiliates, "present associations" or other third parties have approached or been approached by any potential target businesses. We may have further comment.
23. We note you may utilize "finders" to help you locate a target business. Please disclose in greater detail any finders` fees that may be paid. Please disclose whether any members of management or their affiliates may be used as "finders" and obtain a finders` fee as a result.

Management, page 17
24. We note the statement that the individuals named on page 52 "may be deemed to be our parent or promoter." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.
25. Please advise as to Messrs. Farar and Saderup`s affiliation with
Hillshire Trust, CDM Interactive, Belle Group, Voice Powered Technology International, Southridge Group and World Waste Technologies.
26. Please provide the business experience for each of your officer and directors, including beginning and ending dates of employment, for the past five years. See Item 401 of Regulation S-B.
27. Please disclose the business of Brooktide, LLC.
28. Identify all shell or non-operating companies affiliated with your officers and directors. Indicate the current operating status of each, including date and place of incorporation.


Conflicts of Interest, page 18
29. Please explain the statement that "Rokwader does not currently have a right of first refusal pertaining to opportunities that come to management`s attention where the opportunity may relate to Rokwader`s proposed business operations" in light of the disclosure that if Rokwader and another blank check company affiliated with any of the officers or directors seek the same business opportunity, then the company that filed the registration statement first, i.e. Rokwader, would be entitled to pursue the business opportunity.

Market for our Common Stock, page 19
30. In light of the fact that you do not presently know the business you plan to acquire and that you may acquire development stage companies that have had a limited operating history or limited assets, please remove the discussion that you plan to enter into a business combination that would allow your securities to trade without the penny stock limitations or advise supplementally.

Principal Stockholders, page 22
31. The beneficial ownership amounts should be as of the most recent practicable date. See Item 403 of Regulation S-B.
32. Please advise who Rob Larcara is. We note his name in the registration rights agreement.

Plan of Distribution, page 24
33. Please identify the members of management that will conduct this offering.
34. Provide disclosure regarding the limitations imposed by Regulation M.
35. We note that the officers and directors will rely upon Rule
3a4-
1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. We may have further comment.
36. We note section 4.2 of the escrow agreement, which indicates that the termination date of the offering may be extended through the filing of a post-effective amendment. The extension of the offering period would appear to result in a new offering. Please revise the escrow agreement accordingly and include disclosure in this section.


Part II

Exhibits
37. We are unable to locate exhibit 4.1.
38. Please file a validly executed escrow agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Don Wiland at (202) 551-3392. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Mark A. Klein
	Fax: (310) 552-5001




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Mr. Yale Farar, President
Rokwader, Inc.
June 30, 2005
p. 1